MASTERWORKS

ALMOST SOLD OUT

GEORGE CONDO



Focusing on Space (2016)
77 × 75 in

98% PROGRESS

INVEST NOW

2 Successful Exits So Far

George Condo's exits distributed back almost $5 million (including principal) to 1000+ investors. See how much they made below. Past performance not indicative of future results.



39.3%

Annualized Net Return

(538 Days Held)

$4.9K

Net Profit from $10K



21.5%

Annualized Net Return

(638 Days Held)

$4.0K

Net Profit from $10K

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Important Disclosures